Exhibit (a)(1)(E)

Bank of America Corporation Announces Hypothetical Accrued Dividends and Hypothetical Total Consideration for LIBOR Depositary Shares Sought in its Cash Tender Offers and Amendments to the Offer to Purchase

CHARLOTTE, N.C. – November 28, 2022 – Bank of America Corporation (“Bank of America”) (NYSE: BAC) previously announced the commencement of 14 concurrent, but separate, offers (collectively, the “Offers”) by BofA Securities, Inc. (“BofA Securities”), a wholly owned indirect subsidiary of Bank of America, to purchase for cash up to $1.5 billion in aggregate Liquidation Preference (as defined below) of outstanding Depositary Shares, representing fractional interests in 14 separate series of Bank of America preferred stock (such depositary shares, collectively, the “Depositary Shares,” and such depositary shares representing a specific series of such preferred stock, a “series” of Depositary Shares), upon the terms and subject to the conditions set forth in BofA Securities’ Offer to Purchase, dated November 10, 2022 (as amended, and as may be further amended or supplemented from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (together with the Offer to Purchase, the “Offer Documents”). Today, Bank of America announces the hypothetical Accrued Dividends (as defined below) and hypothetical Total Consideration for the LIBOR Depositary Shares (as defined below) sought in the Offers, as described in greater detail below and certain amendments to the Offer to Purchase.

As previously announced and as described in the Offer to Purchase, the total consideration payable for Depositary Shares of certain series that are purchased pursuant to the Offers (such amount, with respect to Depositary Shares of a series, the “Total Consideration”), including the Series E Depositary Shares, the Series 1 Depositary Shares, and the Series 5 Depositary Shares listed in the table below (such series of Depositary Shares collectively, the “LIBOR Depositary Shares”) will equal the applicable Offer Price (as specified in the Offer to Purchase and set forth in the table below) for such Depositary Shares, plus the applicable Accrued Dividends (as defined in the Offer to Purchase) for such Depositary Shares. The dividend rates for the LIBOR Depositary Shares are reset quarterly based on 3-month U.S. dollar LIBOR. Such dividend rates were reset following BofA Securities’ commencement of the Offers. As a result, as of the date of the commencement of the Offers, the applicable dividend rates to be used to calculate hypothetical Accrued Dividends for the LIBOR Depositary Shares were not known, and it was not possible to determine hypothetical Accrued Dividends and hypothetical Total Consideration for the LIBOR Depositary Shares. Such applicable dividend rates for the LIBOR Depositary Shares, as well as the hypothetical Accrued Dividends and hypothetical Total Consideration for such LIBOR Depositary Shares, have now been determined and calculated. The table below sets forth certain information relating to the LIBOR Depositary Shares, including the hypothetical Accrued Dividends and hypothetical Total Consideration.

			Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Liquidation Preference[1]	Offer Price	Hypothetical Accrued Dividends[2]	Hypothetical Total Consideration[2]
4	Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”)	060505815	$25.00	$19.22	$0.0963694	$19.3163694
5	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”)	060505633	$25.00	$18.92	$0.0571489	$18.9771489
12	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”)	060505583	$25.00	$19.17	$0.0790691	$19.2490691

[1]

As used in this news release, the term “Liquidation Preference” for a Depositary Share means an amount equal to the product of the liquidation preference for a share of the applicable underlying preferred stock of Bank of America ($25,000 for a share of preferred stock underlying the Series E Depositary shares, and $30,000 for a share of preferred stock underlying the Series 1 Depositary Shares and Series 5 Depositary Shares) and the fractional interest in such share of preferred stock that such Depositary Share represents as set forth in the table above.

[2]

If, as scheduled, the Settlement Date (as defined below) occurs on December 13, 2022, then the Total Consideration payable for any LIBOR Depositary Shares that are purchased pursuant to the applicable Offer will equal the applicable “Offer Price” for such Depositary Shares as set forth in the table above, plus, the applicable hypothetical Accrued Dividends for such Depositary Shares as set forth in the table above.

The Offers will expire one minute after 11:59 p.m., New York City time, on December 9, 2022, unless extended or earlier terminated by BofA Securities (such time and date, as the same may be extended with respect to an Offer, the “Expiration Date”).

The settlement date for each Offer will be promptly after the Expiration Date for such offer (the “Settlement Date”). The Settlement Date for each Offer is scheduled to be December 13, 2022.

Note that market prices for the Series PP Depositary Shares, Series QQ Depositary Shares, Series NN Depositary Shares, Series E Depositary Shares, Series 1 Depositary Shares, Series SS Depositary Shares, Series LL Depositary Shares, Series KK Depositary Shares, Series 5 Depositary Shares and Series HH Depositary Shares (collectively, the “Listed Depositary Shares”) include accrued but unpaid dividends. Pursuant to the terms of the Offers, the Total Consideration payable for the Depositary Shares of such series, including LIBOR Depositary Shares, is expressed as the sum of the applicable Offer Price for such Depositary Shares plus hypothetical Accrued Dividends set forth in the table above. Accordingly, when comparing the consideration payable in the applicable Offer for Listed Depositary Shares of such series, including the LIBOR Depositary Shares, to market prices, you should refer to the sum of the Offer Price and hypothetical Accrued Dividends.

In addition, Bank of America announces certain amendments to the Offer to Purchase, consisting of (i) conforming changes relating to the LIBOR Depositary Shares, (ii) a change to the section entitled “Forward-Looking Statements” and (iii) certain changes to the conditions of the Offers. Such amendments are set forth in Amendment No. 1 to Schedule TO (the “Amended TO”) to be filed today by Bank of America with the Securities and Exchange Commission (“SEC”).

Holders are urged to read the Offer Documents carefully before making any decision with respect to an Offer. Holders must make their own decisions as to whether to tender their Depositary Shares, and, if so, the number of their Depositary Shares to tender.

Holders may obtain copies of the Amended TO filed by Bank of America with the SEC today or copies of the Offer Documents online at the website of the SEC at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by Bank of America with the SEC on November 10, 2022.

D.F. King & Co, Inc. will act as the Tender Agent and the Information Agent for the Offers. Questions or requests for assistance related to the Offers or for copies of the Offer Documents may be directed to D.F. King & Co, Inc. at (800) 713-9960 or by email at bofa@dfking.com. Any questions concerning the terms of the Offers should be directed to BofA Securities at (980) 683-3215, or toll-free at (888) 292-0070, or by email at debt_advisory@bofa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

General

This news release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any Depositary Shares or any other securities of BofA Securities, Bank of America or any of their respective subsidiaries. The Offers are being made solely pursuant to the Offer Documents. None of BofA Securities, Bank

of America, their respective Boards of Directors, the Tender Agent or the Information Agent makes any recommendation as to whether you should tender your Depositary Shares in the Offers and no one has been authorized by any of them to make such a recommendation. Holders must make their own decisions as to whether to tender their Depositary Shares, and, if so, the Liquidation Preference of their Depositary Shares to tender. Please refer to the Offer Documents for a description of terms, conditions, disclaimers and other information applicable to the Offers.

Neither BofA Securities nor Bank of America is aware of any jurisdiction in which the holders of the Depositary Shares are located where the making of the Offer is not in compliance with applicable law. If BofA Securities becomes aware of any jurisdiction where the making of the Offer is not in compliance with applicable law, BofA Securities will make a good faith effort to comply with the applicable law. If, after such good faith effort, BofA Securities cannot comply with the applicable law, BofA Securities will not make the Offer to the holders of Depositary Shares in that jurisdiction, provided that BofA Securities will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934. BofA Securities is not disseminating the Offer Documents in any jurisdictions outside the United States where such dissemination is not permitted under applicable law.

Forward-Looking Statements

Certain statements contained in this news release may constitute forward-looking statements. These forward-looking statements represent the current expectations, plans or forecasts of Bank of America or BofA Securities based on available information. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often use words like “expects,” “anticipates,” “believes,” “estimates,” “targets,” “intends,” “plans,” “predict,” “goal” and other similar expressions or future or conditional verbs such as “will,” “may,” “might,” “should,” “would” and “could.” Forward-looking statements speak only as of the date they are made, and, except as required by the U.S. federal securities laws, Bank of America and BofA Securities undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

These statements are not guarantees of future results or performance and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and are often beyond the control of Bank of America or BofA Securities. Actual outcomes and results may differ materially from those expressed in, or implied by, any forward-looking statements due to a variety of factors. You should not place undue reliance on any forward-looking statement and should consider all of the uncertainties and risks discussed under Item 1A. “Risk Factors” of Bank of America’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in any of Bank of America’s other subsequent Securities and Exchange Commission filings.

Bank of America

Bank of America is one of the world’s leading financial institutions, serving individual consumers, small and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 68 million consumer and small business clients with approximately 3,900 retail financial centers, approximately 16,000 ATMs and award-winning digital banking with approximately 56 million verified digital users. Bank of America is a global leader in wealth management, corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 3 million small business households through a suite of innovative, easy-to-use online products and services. The company serves clients through operations across the United States, its territories and approximately 35 countries. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange.

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www.bankofamerica.com

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Investors May Contact:

Lee McEntire, Bank of America

Phone: 1.980.388.6780

lee.mcentire@bofa.com

Jonathan G. Blum, Bank of America (Fixed Income)

Phone: 1.212.449.3112

jonathan.blum@bofa.com

Reporters May Contact:

Bill Halldin, Bank of America

Phone: 1.916.718.1251

william.halldin@bofa.com

Christopher P. Feeney, Bank of America

Phone: 1.980.386.6794

christopher.feeney@bofa.com